Offering Statement for Stomp Technique, Inc. ("Stomp Technique")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Stomp Technique, Inc.

   74 Roses Grove Road

   Southampton, NY 11968

Eligibility

2. The following are true for Stomp Technique, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Daniel Diaz

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/22/2018	Present	Stomp Technique, Inc.	Founder/Secretary

Daniel Diaz is the inventor, founder, and creative mind behind The Stomp Technique Mat. He has been doing gymnastics and stonework since he was a young adult. He was one of the first Blue Power Rangers and traveled the world performing with the group. He is a master gymnast and trainer. Daniel has also choreographed and been a dancer with KLF, a techno band with who he also traveled the world. He is a graduate of The International Stunt School, trained under David Boushey who is the founder of United Stuntman's Association and inductee into the Hollywood Stuntman's Hall of Fame along with many other accomplishments including one of fourteen fight masters in North America.

Name

Judy Deuchar

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2021	Present	Stomp Technique, Inc.	Board Member
04/01/2019	Present	TVSN	General Manager
01/01/2014	04/01/2019	TVSN	Merchandizing and Marketing
04/01/2012	Present	The Clifton Studio	Founder/CEO

Short Bio: Specialties: International multi-platform retail; cross-category in-depth strategic brand development; establishment and maintenance of top-level relationships with key brands, manufacturers, and industry bodies; professional leadership and development of teams across a large range of functions; business analytics; driving change Work experience: https://www.linkedin.com/mwlite/in/judy-deuchar-55a9087

Name

Hilary Joy Diaz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Hilary Diaz is on the board of directors of Stomp Technique and retains the titles of President and General Manager. She is also the treasurer. Hilary Diaz is also the President and CEO of The Hilary Joy Collection, Inc. This is her jewelry corporation that she created and has television shows on Qvc and Tvsn worldwide. She also has her own website, HilaryJoyCouture.com, and has just launched her brand on Amazon. She has been in the business for over thirty years and has created many relationships worldwide and also designs jewelry for other celebrities. Hilary is a graduate of Boston University's School of Public Communications and majored in Broadcasting and film. She was the first female student to have her short film publicly screened. Work History: (https://www.linkedin.com/in/hilary-diaz-9a266843/):

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Hillary Joy Diaz

Securities:	3,200,000
Class:	Common Stock
Voting Power:	32.0%

Daniel Diaz

Securities:	3,200,000
Class:	Common Stock
Voting Power:	32.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Stomp mat is designed for your proprioception. STOMP stands for Sound, Touch, Optimize, Memory, Precision. Total awareness through body alignment is Daniel's philosophy. Daniel Diaz, Stomp's inventor has invented an exercise mat with a goal to revolutionize the fitness industry. In these times when an increasing number of people are working out from their homes this all in one exercise go to could make you perform to your best capacity in everything from Yoga to dancing to full body and ladder drill workouts and any martial arts. For example if you have even played pin the tail on the donkey the Stomp mat allows you to control your limbs without directly looking at them and where they are in space. Our company's objectives are to reach as many people and educate them with a better awareness mentally and physically of their body and mind through basic skills. Our business plan is to develop a mobile application for specific classes and to promote the Stomp Technique Method through social media, advertising on various media including Instagram and Facebook to target as many people as possible that are interested in training and health lifestyle. The Stomp Mat can be easily transported and folded into your backpack. It is eco-friendly and bio degradable and can easily be washed off with warm water and soap. Daniel Diaz, its inventor, is a gymnast, professional dancer, martial artist and choreographer, and stuntman. His plan is to change the way people view fitness. With his vast knowledge and many years of experience in the mind body field Daniel's mat aims to train people from all ages, and from beginner to advanced athletes in all fields of fitness. With his roadmap aiming to empowering individuals for life, like never before with just the basics. Key factors for possibilities of greatness and staying healthy is a must for any fitness level and age. Our expanded team is comprised of professional athletes and a former member of the Shark Tank, Kevin Harrington, the inventor of the infomercial that changed the algorithms of the way we purchase everything today. Steve Mandell works with major sports figures in football and other arenas in branding, sports design, advertising, animation, brand identity, graphic design, marketing and video production. Carlos Campbell, graduated from Notre Dame University and was a celebrated athlete. He played for their football team and went on to play Arena Football for seven years. Jane Millard is a passionate yoga enthusiast who will inspire you inside and out to be the best yogi and strengthen your knowledge and understanding of yoga and meditation like no other person. She is the co-founder of The Kindness and Love Movement. Hilary Joy Diaz is a jewelry designer with her own shows on television stations such as QVC and TVSN around the world. She practices daily on the Stomp Technique Mat.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Stomp Technique, Inc. speculative or risky:
    1. Public health epidemics or outbreaks could adversely impact our business. In July 2021, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 180 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the emergence of variants, among others. In particular, the spread and treatment of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire

investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

7. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

8. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

9. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

10. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

11. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

12. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

13. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to

the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

14. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

15. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

16. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Stomp Technique, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

We plan to use the funds raised in this offering to advertise the Stomp Mat, through instagram, facebook, and various social media platforms. We also plan to use the funds raised for inventory.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Advertising	$0	$118,875
Inventory	$9,510	$118,875
Total Use of Proceeds	**$10,000**	**$250,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Stomp Technique, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $0.59 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	8,500,000	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

   None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

   The Company has granted a perpetual waiver of the transfer restrictions listed in the BYLAWS OF STOMP TECHNIQUE, INC. for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

   The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Shareholder Loan
Amount Outstanding:	$44,547
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. What other exempt offerings has Stomp Technique, Inc. conducted within the past three years?

Date of Offering:	10/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$900
Use of Proceeds:	Inventory purchease.

Date of Offering:	05/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$85

Use of Proceeds: Operating expenses

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

   Yes.

   If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Hilary Diaz	President	Loan	$44,547

Financial Condition of the Issuer

27. Does the issuer have an operating history?

   Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

   Stomp Technique, Inc. is a new company that is still pre-revenue. Our average monthly burn rate is approximately $750, with an average allocation of 60% towards video production, 40% to cost of goods sold or mats that were produced but given away as a part of our promotional strategy. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to advertising and inventory. We believe these activities will result in the traction we will need to court venture capital funding. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses for the year ended on December 31, 2019, amounted to $5,706, which resulted in a $5,706 net loss. Our expenses for the year ended on December 31, 2020, amounted to $8,943, which resulted in an $8,943 net loss. Our largest operating expense was video production expense, which amounted to $5,300 and $5,506 in the years ended December 31, 2020 and 2019, respectively. In May of 2021, the Company amended its certificate of incorporation and increased the number of shares that it is authorized to issue to 10,000,000 with a par value of $0.0001. In June of 2021, the Company issued 8,499,000 shares of Common Stock.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($8,943)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered

within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Stomp Technique, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription #1 Hi, I'm Kevin Harrington, the original Shark from the TV show Shark Tank. I help get ideas off the ground and turn them into reality. I've worked with some amazing celebrities like Jack Lalane, Tony Little and George Foreman to name a few. Health and fitness is crucial in today's life and that's why I'm excited to bring you the next true movement in fitness. The STOMP utility fitness mat and method will revolutionize the fitness industry. Before I introduce my friend Daniel and the STOMP Mat, here's what Elizabeth Halfpapp, founder and co-creator of Exhale: the Barre Yoga spa had to say, a leader in the fitness industry. "STOMP is the ultimate balance of strength, flexibility, balancing coordination, and embodies Daniel. Most importantly, STOMP can be used at all levels from PT patients to professional athletes in a safe and nurturing manner. I highly endorse STOMP and feel like it's an incredible addition to anyone's fitness program." But wait, there's more. And this is a phrase I coined years back. David Endres, cofounder of SPEARS physical therapy, established in 1998, number 1 in Manhattan, NY had this to say. "Daniel has an amazing amount of knowledge in the physiological system of the human body. He also has a keen sense of how muscle needs to be challenged for maximum optimization. The STOMP fitness mat is the perfect device for developing gross and fine motor skills, fast and slow twitch muscle fiber recruitment, and promoting greater stability and proprioceptive awareness. I fully endorse Daniel and the STOMP mat and will continue to use it on a daily basis within my practice." Without further ado, here is my friend Daniel, the inventor of the STOMP mat, with a brief introduction on what I'm sure will take America on a fitness revolution, if not, the world. Hello, I'm Daniel Diaz, inventor of the S.T.O.M.P. Mat and technique. STOMP stands for sound, touch, optimize, memory, precisionand is designed for your proprioception. Considered the sixth sense, it is the information sent to your brain from every muscle and joint in your body. It allows the human to control their limbs without directly looking at them. Your brain knows exactly where your limbs are in space. This is your proprioception. Speed, agility, quickness, core, equilibrium, and center of gravity are all greatly enhanced by practising and mastering your proprioception. Changing the way we look at fitness forever, by pushing beyond simple strength and discipline. The STOMP mat delivers total body synergy from muscle to muscle to mind. STOMP builds multiple gross motor skills, balance being one of the most important, to develop skills such as muscle strength, balance, core strength, postural control, endurance and coordination, body rhythm bilateral control, and hand-eye hearing coordination. STOMP is low impact, boosting cardiovascular health and building lower body strength, it improves and increases mobility, flexion and extension of the hips and knees. Calithestic exercise challenges your balance, agility, proprioception, and coordination. With advanced drills, STOMP remains low impact, including increasing heart rate and improving reaction time. alithestic exercise challenges your balance, agility, proprioception, and coordination. It strengthens your joints, ligaments, and tendons, while improving coordination and focus. It improves your eccentric control, single leg control, proper leg mechanics and multi-planar stabilization. Sound, touch, optimize, memory, precision; STOMP. STOMP is an agility ladder, meeting five dot agility protocols with four prime colors, stimulating both sides of your brain and allowing for multidirectional movement from the basics to intermediate and advanced.. All routines are designed to be between fifteen and forty-five minutes. Total awareness through body alignment. Sound, touch, optimize, memory, precision; STOMP. Activating the mind and body in one revolutionary system, the STOMP mat changes every workout, delivering total fitness, health, and complete synergy throughout a person's entire being. Video Transcription #2 HELLO I'm Daniel Diaz, inventor of the S.T.O.M.P. Mat and technique. STOMP stands for sound, touch, optimize, memory, precisionand is designed for your proprioception. Considered the sixth sense, it is the information sent to your brain from every muscle and joint in your body. It allows the human to control their limbs without directly looking at them. Your brain knows exactly where your limbs are in space. This is your proprioception. Speed, agility, quickness, core,e equilibrium, and center of gravity are all greatly enhanced by practising and mastering your proprioception. Activating the mind and body in one revolutionary system, the STOMP mat changes every workout, delivering total fitness, health, and complete synergy throughout a person's entire being. Allowing for multidirectional movement , the basic, intermediate and advanced total awareness and body alignment. Sound, touch, optimize, memory, precision; STOMP. Video Transcript 3 00:00 [Applause] 00:12 Hi i'm Kevin Harrington an original 00:14 shark from the hit tv show shark tank 00:16 and with me is Hilary Diaz she and her 00:20 husband Daniel invented the stomp 00:23 awareness mat and we're going to talk a 00:24 little bit about it we're going to dive 00:26 right in Hillary welcome 00:28 oh thank you so much Kevin and it's 00:30 great to be able to talk to you about 00:32 this brand new invention today yeah and 00:35 so I think the first question I have 00:37 is you know why do you need to Stomp 00:39 awareness map 00:41 well there are three main areas number 00:44 one 00:45 people are being forced to transfer 00:48 their workouts from outdoors to inside 00:51 in their own homes 00:53 they are wanting more and more to do 00:55 online classes and they need exercise 00:58 masks because they are concerned of 01:01 germs 01:02 and sterilization 01:04 number two 01:06 you have the cost consciousness 01:10 because even though there is an influx 01:13 of instructor-based classes online 01:17 they can become quite expensive 01:20 especially if you need to do more than 01:24 one per month because they are on a 01:26 subscription basis 01:28 with Stomp we have solved all of those 01:31 problems 01:32 you can do anything you want it is 01:35 pre-loaded and pre-printed 01:38 and you can do anything from 01:41 hiit 01:42 yoga pilates 01:45 core 01:46 Dance 01:48 amazing I see the mat right there 01:50 Hillary and 01:51 the first thing that I think of is this 01:54 this is obviously better than the other 01:57 mats that are out there 01:59 oh of course the list is so long i don't even know where 02:01 to start Kevin but let me try 02:04 it's a universal well-sized mat which 02:08 answers more needs than any other mat 02:11 out there right it's pre-loaded with 02:13 multiple regimens to get you motivated 02:16 cross-functional to swap regimes 02:18 depending on your body's needs 02:21 and it's scientifically proven therapy 02:23 used primary colors for cognitive 02:26 recognition and stimulation 02:29 oh besides that it is the ultimate 02:32 comfort we've designed it with a 02:35 millimeter top grade 02:38 microfiber core balance for comfort and 02:41 stability it's biodegradable and 02:44 eco-friendly 02:46 and it's easy to clean and 02:48 sterilize so you have total awareness 02:51 through body alignment 02:53 using printed guidelines on the mat 02:57 portable and easily transported it folds 03:00 into a backpack or an overnight case 03:03 and is supported for plans for expansion 03:06 on online tutorials and classes which 03:09 will be available on social media 03:12 such as youtube and various levels of 03:15 expertise 03:17 and the mat is fun to use which is more 03:20 important than anything that's nice 03:22 fantastic so um i imagine you're going 03:25 to be taking this thing all over the 03:26 world what how 03:28 tell me about the global aspect uh 03:30 potential of this 03:32 this map has 03:34 no language barriers 03:37 the advisory board that includes you of 03:40 course 03:41 for this mat have the global connections 03:44 and expertise to ignite this mat 03:47 worldwide manufacturing and design have 03:51 been done with mind of global in global 03:54 expansion by using international 03:57 standards 03:58 we will be following a structured 04:00 rollout program 04:02 very nice very nice so where do you 04:04 think uh you're going to be uh 04:06 distributing the mat I mean what kind of 04:08 places will have stump awareness mats 04:13 from schools 04:14 to professional teams 04:17 to 04:18 gyms 04:19 in-house 04:21 we're going to go 04:22 consumer 04:23 and business to business 04:25 any place that 04:27 needs a mat 04:29 we want to have the stomp mat within 04:34 Kevin we have been able to demonstrate 04:36 based on industry information and 04:39 customer feedback that there is a huge 04:42 demand for this kind of personal fitness 04:44 product and that stomp ticks all those 04:47 Boxes 04:50 great 04:51 good beautiful so I think for the folks 04:53 listening right now there's a couple 04:55 ways they can get information uh and 04:58 network with us and connect with us one 05:00 is the stopmat dot com go there you get 05:04 lots of great details on the stomp mat 05:07 as well as a Netcapital.com 05:11 where we actually have a a funding 05:15 portal and when you go to Netcapital.com 05:19 you'll you'll see trending products and 05:21 stomp awareness mat will be in the 05:24 trending section there so if you'd like 05:27 to get involved financially in the 05:28 business it's a great opportunity but um 05:31 Hillary great job you and Daniel did an 05:34 amazing job inventing this and now it's 05:37 time to take it to the world so 05:39 good luck congratulations and i'm glad 05:42 um and and super excited to be part of 05:45 the advisory team to help kick this 05:47 thing into high gear so let's make it 05:49 happen thanks for being here today 05:51 Let's do it Kevin and thank you so much I 05:53 appreciate all the help that you've 05:55 given us 05:57 you bet good job thank you 05:59 thank you

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://thestompmat.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.